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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 051760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** AND ENDING **December 31, 2003**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SCF Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2019 N. Gateway Blvd.

(No. and Street)

Fresno   **CA**   93727

(City)   (State)   (Zip Code)

RECEIVED

FEB 2 7 2004

188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Townsend   **(559) 456-6100**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation

(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7   **Northridge**   **CA**   **91324**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States, or any of its possessions.

PROCESSED

MAR 2 2 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Mark Townsend** , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SCF Securities, Inc. , as
of **December 31, 2003** , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

State of _California_
County of _Fresno_
Subscribed and sworn (or affirmed) to
before ne this 21st day of Jan 2004

_____
Signature

FiN - OP
_____
Title

_____
Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SCF Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
SCF Securities, Inc.

I have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 23, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
B r e a r d C P A @ a o l . c o m


SCF Securities, Inc.
Statement of Financial Condition
December 31, 2003



Assets


Cash and cash equivalents	$	298,163
Concessions receivable		149,293
Marketable securities, available for sale		61,425
Receivable from related parties		94,529
Securities, not readily marketable		15,075
Total assets	**$**	**618,485**


Liabilities & Stockholder's Equity


Liabilities

Accounts payable and accrued expenses	$	156,248
Commissions payable		147,561
Payable to related party		180
Total liabilities		303,989

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized,	
2,000 shares issued and outstanding	560
Additional paid-in capital	52,600
Retained earnings	289,436
Unrealized gains(losses) on marketable securities, available for sale	(28,100)
Total stockholder's equity	314,496
Total liabilities & stockholder's equity	$ 618,485

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenue

Concessions	$ 769,894
Interest income	1,804
Other income	36,983
Total revenue	808,681

Expenses

Commission expenses	551,748
Interest	15
Taxes, licenses, & fees, other than income taxes	56,297
Other operating expenses	581,869
Reimbursed expenses	(264,397)
Total expenses	925,532

Loss before income taxes	(116,851)
Income tax provision, including deferred income tax benefits of $7,187	(7,187)
Net loss	$ (109,664)

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities Available For Sale	Total	Comprehensive Income (Loss)
Balance at January 1, 2003	$ 560	$ 52,600	$ 399,100	$ (24,525)	$ 427,735	
Gains (losses) on marketable securities, available for sale	─	─	─	(3,575)	(3,575)	$ (3,575)
Net loss	─	─	(109,664)	─	(109,664)	(109,664)
Balances at December 31, 2003	$ 560	$ 52,600	$ 289,436	$ (28,100)	$ 314,496	$ (113,239)

The accompanying notes are an integral part of these financial statements.

-3-


SCF Securities, Inc.
Statement of Changes in Cash Flows
For the Year ended December 31, 2003


Cash flows from operating activities:

Net loss			$ (109,664)
Adjustments to reconcile net loss to net cash provided by operating activities:			
(Increase) decrease in:			
Concessions receivable		$ 321,611	
(Decrease) increase in:			
Accounts payable		156,248	
Commissions payable		(267,397)	
Income taxes payable		(5,463)	
Deferred income taxes payable		(7,187)	
Total adjustments			197,812
Net cash and cash equivalents provided by operating activities			88,148

Cash flows from investing activities: –

Cash flows from financing activities:

Loan proceeds from related party		180	
Loans made to related parities		(94,529)	
Net cash and cash equivalents used in financing activities			(94,349)
Net decrease in cash and cash equivalents			(6,201)
Cash and cash equivalents at beginning of year			304,364
Cash and cash equivalents at end of year			$ 298,163

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	15
Income taxes	$	–

Non-cash investing and financing transactions:
The Company's marketable securities, available for sale was marked to market for ($3,575).


The accompanying notes are an integral part of these financial statements.


Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly–owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has over 100 brokers, with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended December 31, 2003 the Company was reimbursed $264,397 for licenses and insurance, included in expenses.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

Marketable securities, available for sale consist of corporate stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in equity. For the year ended December 31, 2003, the Company included $3,575 in unrealized losses in its statement of changes in stockholder's equity for the mark-to-market of these securities.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,500 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13, and expired on June 27, 2003. The Company exercised the warrants in the first tranche for 1,500 shares, included in marketable securities, available for sale. The Company still has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	1,500 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	1,500 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $15,075.

Note 4: INCOME TAXES

As discussed in Note 1, the Company is a wholly–owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The current income taxes provided for the Company are included in the reimbursement paid to the Company's sister company (See Note 5), in other operating expenses.

Deferred income taxes arise due to the unrealized losses on marketable securities, available for sale (See Note 2) and different accounting methods used for income tax and financial reporting.

Note 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003 the Company had advanced $53,000 to its Parent and a sister company also owned by its Parent. The Company was also advanced $180 from another sister company owed by the Parent.

All lending between the Company, its Parent and its sister companies, are unsecured, non-interest bearing, and due on demand.

The Company follows a policy of reimbursing a sister company for certain expenses paid on behalf of the Company, for office space, equipment and personnel. For the year ended December 31, 2003, the Company reimbursed the sister company $409,537 for its share of expenses. These payments are included in other operating expenses.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2003, the Company had deposits with financial institutions with uninsured cash balances totaling $98,163. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $173,836 exceeded the minimum net capital requirement by $153,570; and the Company's ratio of aggregate indebtedness ($303,989) to net capital was 1.75:1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 341,062
Adjustments:		
Retained earnings	$ (38,724)	
Unrealized gains (losses) on securities, available for sale	(28,100)	
Deferred income taxes	(7,187)	
Non–allowable assets	(89,434)	
2% haircut on money market	(1,497)	
Undue concentration	(2,284)	
Total adjustments		(167,226)
Net capital per audited statements		$ 173,836

SCF Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Common stock	$ 560	
Additional paid-in capital	52,600	
Retained earnings	289,436	
Unrealized gains(losses) on marketable securities, available for sale	(28,100)	
Total stockholder's equity		$ 314,496

Less: Non-allowable assets

Concessions receivable, greater than 30 days, in excess of related payables	(13,467)	
Receivable from related parties	(94,529)	
Securities, not readily marketable	(15,075)	
Total adjustments		(123,071)
Net capital before haircuts		191,425

Less: Haircuts and undue concentration

Money market accounts	(2,033)	
Marketable securities, available for sale	(9,214)	
Undue concentration	(6,342)	
Total haircuts on securities and undue concentration		(17,589)
Net capital		173,836

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 20,266	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(20,266)
Excess net capital		$ 153,570

Ratio of aggregate indebtedness to net capital	1.75: 1

There was a material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 9.

See independent auditor's report.

SCF Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

SCF Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

SCF Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
SCF Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of SCF Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by SCF Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
B r e a r d C P A @ a o l . c o m

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 23, 2004